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                                                                    EXHIBIT 99.2

                       [LETTERHEAD OF ENCAL ENERGY LTD.]


Calgary, Alberta, Canada.
May 22, 1998.

Re:  Stress Field Detector Technology

This report presents a synopsis of Encal Energy Ltd's involvement and experience with Stress Field Detector (SFD) technology and Pinnacle Oil International Inc., as at May 22, 1998. The information, observations, and results contained herein, while believed to be accurate at this time, are subject to change as more SFD information, data, and interpretations become available.

This document was prepared as an internal document for the use of Encal Energy Ltd. and is not an independent report, evaluation or review.

This document was written by individuals who are unfamiliar with the principles of SFD operation and the underlying design physics of the SFD instrument and do not have any knowledge or understanding regarding how SFD technology works. This document states only the observations of such individuals made under non-controlled conditions. As a result thereof, this document should not be considered or relied upon by any person as report, endorsement, evaluation, confirmation, opinion or approval of SFD Technology.

This document does not express any conclusion or opinion regarding SFD Technology, its use, interpretation or value and none should be implied hereby.

LAND AGREEMENTS

On December 13, 1996, Encal Energy Ltd. ("Encal") and Pinnacle Oil International Inc. ("Pinnacle") entered into their first joint venture agreement. The purpose of this original agreement was to field test the stress field detector (SFD) technology. The basic terms were:

 .    Pinnacle to survey using ground-based SFD technology on specific Encal lands within the Swalwell area of southern Alberta.

 .    Encal agreed to provide seismic data over SFD anomalies that Pinnacle had identified.

 .    If Encal elected to drill an SFD anomaly, Pinnacle would have the right to back in at well casing point to acquire and assume 5% of Encal's interest in the respective well.

On February 19, 1997, Encal and Pinnacle signed a new exploration joint venture agreement for the purpose of exploring large tracts of undeveloped lands. The basic terms were:

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 .    Exploration areas (pre-selected regions that Encal and Pinnacle would jointly explore) were to be up to 384 square miles in size.

 .    Pinnacle was to provide SFD technology, SFD prospects and interpretations while Encal was to provide the standard expertise of a conventional oil and gas exploration and production company.

 .    Pinnacle's participation rights were increased from the prior agreement to a maximum of 30% of Encal's interest or, as an alternative, Pinnacle could elect to receive a gross overriding royalty.

 .    Pinnacle would use their SFD technology for Encal in British Columbia, and
     Alberta.

 .    Although Pinnacle was entitled to obtain two other joint venture partners in Canada, Encal was granted exclusivity in British Columbia.

During the summer of 1997, Pinnacle modified the SFD data acquisition system from ground-based to air-based capability and incorporated a Global Positioning System (GPS). In recognition of these substantial improvements by Pinnacle to data acquisition, all previous agreements were superseded by the current agreement dated September 15, 1997. The major enhancements contained within the September 15, 1997 agreement are:

 .    Maximum size of the exploration areas has been increased to 2400 square miles.

 .    The collection of SFD data is no longer restricted to the three western
     Canadian provinces. Encal may request that Pinnacle collect SFD data worldwide.

 .    Encal has been granted 50% of Pinnacle's worldwide SFD data acquisition and interpretation time whenever Encal's SFD prospect inventory is below 18 qualified prospects, during the tree year term of the agreement.

 .    Pinnacle's participation rights in the drilling of SFD-generated prospects have been increased to a maximum of 45% of Encal's interest, or as an alternative Pinnacle may elect to receive a gross overriding royalty.

 .    Encal continues to retain exclusivity of Pinnacle's SFD data acquisition activities in British Columbia for the term of the agreement.

SFD DATA OWNERSHIP & VIEWING

All SFD signal data remains the sole property of Pinnacle. Encal has view-only rights for the SFD signal data, and only when Mr. Liszicasz of Pinnacle personally supervises the viewing. Encal is not entitled to receive or retain any form of SFD signal data. Pinnacle provides Encal with written reports and maps documenting the location of SFD anomalies. Encal is allowed to retain these reports and maps in its own files for use under the joint venture agreement.

SFD DATA ACQUISITION

In December of 1996, while using a ground based data acquisition system, Pinnacle acquired several hundred miles of SFD data in the Swalwell area of Southern Alberta in accordance with the December 13, 1996 agreement. Encal personnel were not present during the recording of these data. After interpretation by Pinnacle, the data was shown to Encal staff with the location of SFD anomalies marked on topographic maps.

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Pinnacle conducted the first airborne SFD data acquisition for Encal on August
2/nd/, 1997, near Grande Prairie, Alberta. Between August and October 1997, approximately 8300 miles of airborne SFD data was acquired by Pinnacle for Encal during 22 flights throughout Alberta and British Columbia. An Encal geologist was present on the aircraft and witnessed the recording of SFD signal data for most of these flights.

SFD DATA INTERPRETATION

The interpretation of all SFD data is performed by Pinnacle. Mr. Liszicasz examines the SFD data on several computers and decides which of the characteristics of the SFD signal are anomalous ("SFD anomaly"). Encal personnel have been present for the interpretation and may assist Mr. Liszicasz by providing the geological input needed to calibrate the SFD signals.

Mr. Liszicasz reports numerous types of SFD anomalies. In the process of qualifying these anomalies, he will describe the shape, size, strength and significance of each. Based on these descriptions, Mr. Liszicasz provides Encal with an interpretation of the potential size and commercial viability of any undrilled SFD anomalies.

According to Pinnacle, an SFD anomaly must be surveyed and interpreted on at least three separate flights before it can be confirmed and described as a qualified SFD anomaly.

OBSERVATIONS MADE DURING SFD SURVEYING

Encal geologists made the following observations during the acquisition of airborne SFD data:

 .    The SFD device is mounted on a motion stabilization platform inside the aircraft and is usually not touched during surveying.

 .    The SFD output is converted to a digital signal and saved to computer disc during surveying.

 .    The SFD output is also displayed on a laptop computer screen in real time during surveying.

 .    The SFD device is not directly connected to anything on the outside of the airplane.

 .    The SFD surveys are normally conducted at altitudes ranging from 400 to
     1000 feet above ground.

 .    SFD survey lines are generally more than 50 miles long and the turns at the ends of lines are kept very gradual.

 .    In may instances during SFD surveying, Mr. Liszicasz predicted, from the real time SFD output, the imminent crossing of existing oil or gas pools before the pools were actually encountered.

POST SFD SURVEY OBSERVATIONS

Encal geologists have made the following observations concerning SFD output and interpretation:

 .    Pinnacle processes the SFD data and displays it on computer screens in graphical format with time on the X axis and the SFD signal displayed on the Y axis.

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 .    The characteristics of the SFD output can be very different from one survey to the next and can even change within individual surveys. According to Pinnacle these differences are due to different "modes of operation" of the SFD tool.

 .    The SFD data recorded during turbulence or turning of the aircraft is generally unreliable.

 .    Numerous geologic faults, major stratigraphic changes and known oil and gas pools have SFD anomalies associated with them.

 .    Larger oil and gas pools have more obvious SFD anomalies associated with them than smaller oil and gas pools.

 .    SFD anomalies obtained over gas fields appear different than those obtained over oil fields.

 .    Man-made electromagnetic conductors such as power lines, pipelines, railroads or well casings generally do not correlate with SFD anomalies.

 .    Some SFD anomalies appear to coincide with rivers, but not all rivers have an associated SFD anomaly.

 .    Pinnacle's confidence in the interpretation of the SFD signal and ranking of SFD anomalies improves when the signal has been calibrated to nearby oil and gas pools and known geologic features.

 .    The azimuth of the flight line, in relation to the orientation of the subsurface feature surveyed, influences the characteristics of the SFD anomalies to the point where, in extreme cases, no SFD anomalies are detected.

 .    By examining the SFD signal over a known oil or gas field, Mr. Liszicasz could, in many cases, predict the location of the more productive wells within that field.

RESULTS

SFD Anomalies over Oil and Gas Fields
-------------------------------------

Encal designed a series of SFD flights for the purpose of evaluating the response of the SFD tool to existing oil and gas pools. The following statistics reflect preliminary interpretations that Pinnacle provided for nine SFD flights conducted over Central Alberta during August 1997.

 .    A total of 1992 "pool crossings" were tabulated from the 9 test flights. A
     "pool crossing" occurs when a flight line passes within 500 meters of a producing well or group of wells in the same known pool. Pool designations were provided by the Alberta Energy Utilities Board (AEUB).

 .    129 of the 192 pool crossings were interpreted by Pinnacle.

 .    SFD anomalies were identified by Pinnacle on 67% of the 129 interpreted pool crossings.

 .    23 pools had more than one flight crossing. Pinnacle's interpretations of these multiple crossings were consistent 75% of the time.

 .    The AEUB Pool Reserve Data was reviewed for 64 separate pools on which
     Pinnacle has provided Encal with SFD interpretation. Analysis of this data showed that larger reserve pools are more likely to have an SFD anomaly associated with them than smaller reserve pools. SFD anomalies are associated with 91% of pools with more than 5 million barrels or 50 BCF in-place and 63% of pools with less than 5 million barrels or 50 BCF in-place.



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Seismic Evaluation of SFD Anomalies
-----------------------------------

To date, Encal staff have acquired, reviewed and completed the interpretation of seismic data for the purpose of evaluating 9 different undrilled SFD anomalies. For 8 of these 9 SFD anomalies, the location of changes in seismic amplitude or time structure correspond to the geographic location of the SFD anomalies. For 1 of the SFD anomalies, no seismic anomaly was mapped, however Mr. Liszicasz also classified this SFD anomaly as being weak. It should be noted that the occurrence of a seismic amplitude or time structure anomaly does not necessarily confirm or imply the presence of commercial hydrocarbons in the subsurface.

Well Predictions
----------------

During the late summer of 1997, Encal drilled and evaluated three wells over which Pinnacle had conducted airborne SFD surveys. All three wells were located in Alberta and were selected for drilling by Encal's technical staff based on conventional geological and geophysical data and interpretations. These wells were selected for drilling prior to any SFD surveys being conducted. Pinnacle's predictions regarding the outcome of these three wells were verbally communicated by Pinnacle to Encal prior to each well reaching its primary target objective.

These three wells, Pinnacle's outcome predictions, and the drilling results were:

1) Encal #1 West Central Alberta was drilled between August 24 and September 15, 1997, to 2978 m in the Devonian Beaverhill Lake Formation. This well was targeting a seismically defined Leduc Formation pinnacle reef buildup, and was expected to discover light conventional crude within this interval. SFD survey data was acquired over the location on five separate, valid flights flown between August 02 - 22, 1997. Pinnacle's well outcome prediction was that "no reef buildup or economic hydrocarbons would be encountered in this well". The well results confirm this prediction. A Leduc reef buildup was not found, and no other potentially commercially hydrocarbon zones were identified from borehole information. No drillstem or production testing was performed on this well and the well was declared dry and abandoned.

2) Encal #2 West Central Alberta was drilled between August 26 and September 27, 1997, to 3375 m in the Devonian Winterburn Formation. This well was targeting a seismically defined Wabamun stratigraphic porosity development, and was expected to discover natural gas within this porosity interval. SFD survey data was acquired over the location on three separate valid flights flown between August 19 - 23, 1997. Pinnacle's well outcome prediction was that "the Wabamun interval would be dry, but that a shallower zone would produce hydrocarbons at a gross rate not exceeding 2 million cubic feet per day". The well results confirm this prediction in that the well failed to encounter any significant porosity development within the Wabamun Formation, and the lower portion of this wellbore was declared dry and abandoned. However, the well did encounter a significant hydrocarbon show in the Cardium Formation at an approximate drilling depth of 1925 m. This zone was subsequently completed, frac'd, and production tested to yield conventional light oil at an initial rate of 75 barrels per day. During December 1997, the well produced clean oil a gross average rate of 30 barrels per day and flared gas at approximately

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   80Mcf/d. No other zones in this well are considered capable of commercial hydrocarbon production.

3) Encal #3 West Central Alberta was drilled between September 11 and September 27, 1997, to 1965 m in the Lea Park Formation. This well was targeting a basal Belly River Formation sandstone reservoir, and was expected to discover natural gas within this interval. SFD survey data was acquired over the location on two separate, valid flights flown on September 20, 1997. Pinnacle's well outcome prediction was that "this well would not be a commercially viable new hydrocarbon discovery". The well results confirm this prediction. The basal Belly River sand was not well developed and therefore did not warrant completion or testing. However, the well did encounter a well-developed upper Belly River sand. This sand was perforated, but produced only water on production tests. Therefore, the Belly River interval was declared non-commercial and the well has been suspended. No other zones in this well are considered capable of commercial hydrocarbon production.

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